UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES ACT OF 1934

For the month of July, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contacts:
Beth Mittelman	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	+ (353) 1-637 2146
beth.mittelman@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS

Dublin, Ireland & Waltham, Mass – July 1, 2004 – IONA® (NASDAQ: IONA), a world leader in high performance integration solutions for mission-critical IT environments, today announced preliminary results for the second quarter ended June 30, 2004.

IONA expects to report second quarter 2004 revenue in the range of $15.0 to $15.5 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA expects to report a net loss for the second quarter in the range of ($0.04) to ($0.06) per share.

“IONA is a strong company in the midst of a new product cycle with Artix,” said Christopher Horn, chief executive officer of IONA. “Customers continue to gain unique business value with their use of Artix, however, market adoption of new technologies has been slower than expected. We are confident that Artix will be successful in the marketplace over the long term and have strengthened our partner network, launched an integrated developer program, and hired experienced management to key positions in the company. We have built a strong foundation and are confident that IONA can build enduring value for our customers, partners and shareholders.”

“We are focused on managing through our new product cycle while maintaining our CORBA leadership,” said Dan Demmer, chief financial officer of IONA. “With approximately $53 million in cash and marketable securities on our balance sheet, and a stable cost base, we are well positioned to achieve sustainable performance over the long term.”

The company will host a conference call today at 9:00 a.m. Eastern Time to discuss the company’s preliminary second quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 in the United States or (210) 234-5931 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling (800) 262-4969 in the U.S. or (402) 220-9710 outside the U.S. until July 8, 2004.

IONA will host its regularly scheduled conference call on July 15, 2004 at 10:00 a.m. Eastern Time to discuss final results for the second quarter ended June 30, 2004.

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, extends IONA’s commitment to service-oriented industry standards, including Web services.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations for the second quarter of 2004, plans and objectives of management, expectations regarding future financial performance, profitability and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the preliminary nature of financial information for the second quarter of 2004; the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; IONA’s cost reduction efforts; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Microsoft .NET is software for connecting people, information, systems, and devices. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 1, 2004	By:	/s/ Christopher J. Horn
Christopher J. Horn
Chief Executive Officer and Director